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                                                                      EXHIBIT 23

                       CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Visual Edge Systems Inc.

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the Form SB-2 Amendment No. 2 and in the prospectus.

Our report dated January 24, 1997 except as to note 9(b), which is as of April 3, 1997, contains an explanatory paragraph that states that the Company has suffered recurring losses through 1996 and has contractual commitments under a license agreement which raises substantial doubt about its ability to continue as a going concern unless additional financing or equity is obtained. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                                           KPMG Peat Marwick LLP


Fort Lauderdale, Florida
May 21, 1997